Exhibit 99.2
YINGLI GREEN ENERGY ANNOUNCES CHANGES
TO THE BOARD OF DIRECTORS
BAODING, China, August 6, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced the re-election of Mr. George Jian Chuang, the election of Professor Ming Huang and Professor Junmin Liu as directors of the Company and the retirement of Mr. Shujun Li and Mr. Jiesi Wu from the board. The new directors were elected by the shareholders at the Company’s 2007 annual general meeting held on August 4, 2008 in Beijing, China. The newly appointed directors satisfy the “independence” requirements of the NYSE rules.
Mr. George Jian Chuang is a partner of FountainVest Partners (Asia) Limited, a China-focused private equity firm. Prior to his affiliation with FountainVest Partners (Asia) Limited, he served as an advisory director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China, where he also served as a managing director from May 2005 to October 2007. Mr. Chuang graduated from Harvard Law School with an LLM and Osgoode Hall Law School, Canada, with an LLB. Mr. Chuang was originally appointed as a director by Baytree Investments (Mauritius) Pte Ltd (“Baytree”), the lead investor in the Company’s Series B preferred equity financing completed in December 2006, under the shareholders agreement in connection therewith. Starting from October 2007, Mr. Chuang ceased to be affiliated with Baytree and was re-appointed by the board as a director to serve on the Audit Committee in May 2008.
Professor Ming Huang has been a professor of finance at Johnson Graduate School of Management at Cornell University in the United States since July 2005. Professor Huang also serves as professor of finance at Cheung Kong Graduate School of Business in China and Dean of the School of Finance at Shanghai University of Finance and Economics. Professor Huang received a bachelor’s degree in physics from Beijing University, a doctorate degree in theoretical physics from Cornell University and a doctorate degree in finance from Stanford University.
Professor Junmin Liu is a professor of economics at the Economics Department and the chairman of the Research Center of Fictitious Economy and Management of Nankai University in China. Professor Liu started his teaching career in September 1982 and has been teaching at Nankai University since 1992. Professor Liu received a bachelor’s degree in economics and a doctorate degree in economics from Nankai University.
“I would like to welcome Mr. Chuang, Professor Huang and Professor Liu to the Board. We believe their extensive experience in various professional areas will further strengthen our board and corporate governance,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.
Mr. Shujun Li and Mr. Jiesi Wu retired from the board upon the expiration of their terms of office and decided not to stand for re-election at the annual general meeting. Mr. Li retired to focus on other professional endeavors. Mr. Wu retired for personal reasons and will serve as an external strategic consultant to the Company.
“On behalf of the board and the Company, I would like to take this opportunity to express our sincere gratitude to Mr. Li and Mr. Wu for their contributions to Yingli Green Energy,” commented Mr. Liansheng Miao.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact:
Qing Miao
Director, Investor Relations

Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
Jung Chang
Christensen
Tel: +852-2232-3973
Email: jchang@ChristensenIR.com

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